UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X..... Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ..................

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 31 October 2014

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company issues summary of board appointments announced by United Spirits Limited following its Annual General Meeting. (1 October 2014)

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Ms Mahlan and PDMRs inform the Company of their interests therein.

Dr Humer informs the Company of his beneficial interests.

(10 October 2014)

Announcement Company announces purchase of shares to be held in treasury accounts to satisfy grants made under employee share plans. (1 October 2014)	Announcement Company notified of transactions in respect of the Company’s US Sharevalue Plan and Ms Mahlan and PDMRs inform the Company of their interests therein. (15 October 2014)
Announcement Dr Humer and persons discharging managerial responsibility (‘PDMRs’) inform the Company of their beneficial interests. (7 October 2014)	Announcement Company announces total voting rights. (31 October 2014)

Diageo PLC - DGE USL Annual General Meeting: Board Appointments Released 07:00 01-Oct-2014

RNS Number : 1131T

Diageo PLC

01 October 2014

1 October 2014

USL Annual General Meeting: Board Appointments

Diageo today issued the following summary of the board appointments announced by United Spirits Limited ("USL") after its annual general meeting held on 30 September 2014.

The following were appointed or re-appointed to the board of USL at its annual general meeting: Mr Anand Kripalu (CEO and Diageo-nominated director); Dr Vijay Mallya (non-executive director nominated by United Breweries (Holdings) Limited ("UBHL")); and Mr Sudhakar Rao, Mr D. Sivanandhan and Dr Indu Shahani (all as independent non-executive directors). The following, who were not subject to appointment or re-appointment at the USL AGM, continue on the USL board: Mr Paul Walsh (non-executive director nominated by Diageo), Mr Ravi Rajagopal (non-executive director nominated by Diageo) and Mr P.A. Murali (CFO and Diageo-nominated director).

Following a reduction in its shareholding in USL, UBHL is no longer entitled to recommend an independent director to the USL board under the shareholders agreement between the Diageo group and the UBHL group (the "Shareholders Agreement"). The composition of the USL board following the annual general meeting reflects this change.

UBHL remains entitled under the Shareholders Agreement to nominate one director to the USL board subject to it continuing to hold at least 1,307,950 shares in USL and Dr Mallya continuing to control UBHL. Diageo's contractual obligations to support Dr Mallya continuing as non-executive director and chairman of USL are subject to these conditions as well as the absence of certain defaults by UBHL or Dr Mallya.

Dr Mallya remains UBHL's nominated director and therefore, in accordance with the terms of the Shareholders Agreement, Diageo voted in favour of the resolution at the USL AGM to re-appoint Dr Mallya as a director of USL.

Diageo is the majority shareholder in USL with a 54.78% interest and continues to be entitled under the Shareholders Agreement to appoint its nominees to the roles of CEO and CFO of USL, as well as to nominate and recommend directors to the USL board subject to the overall composition of the USL board meeting the applicable requirements of Indian law and regulation.

Ends

Contacts

Investor enquiries to: Catherine James +44 (0) 20 8978 2272

Pier Falcione +44 (0) 20 8978 4838

Colette Wright +44 (0) 20 8978 1380

investor.relations@diageo.com

Media enquiries to: James Crampton +44 (0) 20 8978 4613

Victoria Ward +44 (0) 20 8978 4353

press.office@diageo.com

Editor notes

The Shareholders Agreement was entered into as part of the transaction announced on 9 November 2012 and came into effect on 4 July 2013 when Diageo completed the acquisition of its initial 25.02% shareholding in USL. The principal provisions of the Shareholders Agreement were summarised in Diageo's announcement of that transaction.

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits, beer and wine categories. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

This information is provided by RNS

The company news service from the London Stock Exchange

END

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Diageo PLC - DGE Transaction in Own Shares Released 17:17 01-Oct-2014

RNS Number : 2218T

Diageo PLC

01 October 2014

Diageo plc

Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Bank of America Merrill Lynch 636,883 ordinary shares at a price of 1766.2298 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 2,038,115 from 1st July 2014 to today's date.

Following the above purchase, the Company holds 241,246,462 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,513,001,905.

This information is provided by RNS

The company news service from the London Stock Exchange

END

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Diageo PLC - DGE Director/PDMR Shareholding Released 16:13 07-Oct-2014

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 6 October 2014 that the following director and Person Discharging Managerial Responsibilities ("PDMR"), as participants in the Diageo Dividend Reinvestment Plan (the "Plan") received ordinary shares of 28 101/108 pence in the Company ("Ordinary Shares") in respect of the final dividend paid on 2 October 2014, as follows:

Name of Director	Number of Ordinary Shares
Dr FB Humer	909

Name of PDMR
D Cutter	7
S Fischer	17
S Moriarty	627

The Ordinary Shares were purchased on 2 October 2014 (with a settlement date of 7 October 2014) at an average price of £17.69.

2. It received notification on 7 October 2014 that Ordinary Shares were released to the following PDMRs in respect of awards made under the Company's 2011 International Share Match Plan ("ISMP").

Name of PDMR	Number of	Number of	Balance of
	Ordinary	Ordinary	Ordinary Shares
	Shares	Shares sold#	retained and
	released		beneficially
			owned

D Cutter	74	36	38
S Fischer	78	16	62

The Ordinary Shares were sold at a price per share of £17.60.

As a result of the above transaction, the director's and PDMR's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's employee benefit trusts) have increased as follows:

Name of Director	Number of Ordinary Shares
Dr FB Humer	55,480

Name of PDMR
D Cutter	12,905
S Fischer	9,458
S Moriarty	41,696

V Cooper

Senior Company Secretarial Assistant

7 October 2014

# Ordinary Shares have been sold to meet the requirement to reimburse the Company for PAYE tax and National Insurance/social security liabilities on awards released under the ISMP.

Diageo PLC - DGE Director/PDMR Shareholding Released 14:46 10-Oct-2014

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 10 October 2014 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 10 October 2014 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	10

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 October 2014 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	10

S Moriarty	10

L Wood	11

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £17.50.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 10 October 2014 that Dr FB Humer, a director of the Company, had purchased 473 Ordinary Shares on 10 October 2014 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £17.50.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	55,953

D Mahlan	279,177 (of which 137,249 are held as ADS)*

Name of PDMR	Number of Ordinary Shares

N Blazquez	95,826

S Moriarty	41,706

L Wood	6,885

J Fahey

Senior Company Secretarial Assistant

10 October 2014

*1 ADS is the equivalent of 4 Ordinary Shares.

Diageo PLC - DGE Director/PDMR Shareholding Released 16:12 15-Oct-2014

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules. Diageo plc (the "Company") announces that it received notification on 15 October 2014 that the following Director and Persons Discharging Managerial Responsibilities ("PDMRs"), as participants in the dividend reinvestment programme connected with the US Employee Stock Purchase Plan (also known as the US Sharevalue Plan), received American Depository Shares ("ADS")* in respect of the Company's final dividend paid on 7 October 2014, as follows:

Name of Director	Number of ADSs

D Mahlan	58

Name of PDMR	Number of ADSs

J Kennedy	7

S Saller	31

L Schwartz	83

The ADSs were purchased on 7 October 2014 at a price of $112.19 per ADS.

As a result of the above transactions, the interests of the director and PDMRs in the Company's ordinary shares of 28 101/108 pence each ("Ordinary Shares") and ADS (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) have increased to:

Name of Director	Number of Ordinary Shares

D Mahlan	279,409 (of which 137,481 are held as ADS)

Name of PDMR	Number of Ordinary Shares

J Kennedy	49,124 (of which 44,528 are held as ADS)

Number of ADS

S Saller	17,477

L Schwartz	31,305

J Fahey

Senior Company Secretarial Assistant

15 October 2014

*1 ADS is the equivalent of 4 Ordinary Shares.

Diageo PLC - DGE Total Voting Rights Released 14:19 31-Oct-2014

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,250,911 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 241,078,995 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,513,171,916 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

J Fahey

Senior Company Secretarial Assistant

31 October 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 5 November 2014	By: /s/ J Nicholls
Name: J Nicholls Title: Deputy Secretary